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Z. JULIE GAO (CALIFORNIA)	October 19, 2018	TOKYO
TORONTO

VIA EDGAR

Jan Woo, Legal Branch Chief

David Edgar, Staff Accountant

Christine Dietz, Assistant Chief Accountant

Bernard Nolan, Attorney-Adviser

Barbara C. Jacobs, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pintec Technology Holdings Limited
Amendment No. 1 to Registration Statement on Form F-1 (Registration No. 333-226188)
Response to Comment Letter Dated October 17, 2018

Dear Ms. Woo, Mr. Edgar, Ms. Dietz, Mr. Nolan and Ms. Jacobs:

On behalf of our client, Pintec Technology Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 17, 2018. Concurrently with the submission of this letter, the Company is filing amendment no. 2 to registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission for public review.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on October 10, 2018.

Concurrently with the filing of the Registration Statement, the Company is hereby setting forth the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company respectfully advises the Staff that it plans to file a final prospectus to the Registration Statement containing final offering size and price on or about October 24, 2018. The Company would appreciate the Staff’s continued assistance and support to the Company in meeting the proposed timetable for the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Share-based compensation expenses, page 102

1.                                      Revise to include a discussion of the methods used to determine the fair value of the underlying Pintec ordinary shares and the nature of the material assumptions involved. We refer you to your response letter dated July 16, 2018 where you indicated that you would provide this disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on pages 111 and 112 of the Revised Draft Registration Statement.

Description of American Depositary Shares, page 189

2.                                      We note the deposit agreement that has been filed as Exhibit 4.3 to the registration statement provides for the irrevocable waiver of any right to a trial by jury in any claim against you. In this section of the prospectus and a risk factor, please describe how this provision impacts the rights of your ADS holders, and highlight its irrevocability. As part of your response, please also (i) clarify whether this provision applies to claims under the U.S. federal securities laws, and if so, disclose that your ADS holders will not be deemed to have waived your compliance with such laws and the rules and regulations thereunder; and (ii) specifically describe the basis for your belief that it is enforceable under federal law and the law of the State of New York.

The Company respectfully advises the Staff that the “Jury Trial Waiver” provision in the deposit agreement applies to claims under the U.S. federal securities laws to the extent permitted by law. If the Company or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the Company’s knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, the Company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The Company believes that this is the case with respect to the deposit agreement and the ADSs.

In response to the Staff’s comment, the Company has included additional disclosure on page 206 of the Registration Statement and a risk factor on page 69 of the Registration Statement regarding the impact of the “Jury Trial Waiver” clause in the deposit agreement on the rights of ADS holders. The disclosure addresses potential enforceability issues and clarifies that by agreeing to the “Jury Trial Waiver” provision, ADS holders will not be deemed to have waived the Company’s or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 18. Share based compensation expenses, page F-105

3.                                      Revise page F-109 to disclose the amount of share-based compensation expense that will be recognized at the completion of the IPO for the options with the performance condition.

In response to the Staff’s comment, the Company has revised the disclosure on pages 28, 111 and F-109 of the Revised Draft Registration Statement.

4.                                      Please revise here and in the critical accounting policy beginning on page 102 to provide a rollforward for the Pintec option activity. Also, revise your disclosures in the critical accounting policy section to discuss the May 2018 grant.

In response to the Staff’s comment, the Company has revised the disclosure on pages 110, 111 and  F-109 of the Revised Draft Registration Statement.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or by e-mail at julie.gao@skadden.com, or Geoffrey Wang, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2928 or by email at geoffrey.wang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Wei Wei, Chief Executive Officer, Pintec Technology Holdings Limited

Steven Yuan Ning Sim, Chief Financial Officer, Pintec Technology Holdings Limited

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Chris K.H. Lin, Esq., Simpson Thacher & Bartlett LLP